Filed Pursuant to Rule 433

Registration Statement Number 333-135108

December 19, 2006

Senior Notes due 2036

Issuer:	Primus Guaranty, Ltd.
Description:	Senior Notes due 2036
Expected Ratings:	Baa1/BBB+ (Stable/Stable)
Coupon:	7.000%
Principal Amount:	$125,000,000 (5,000,000 Notes)
Maturity Date:	December 27, 2036
Price to Public:	100.000%
Denominations:	$25 and integral multiples thereof
Pricing Date:	December 19, 2006
Settlement Date:	December 27, 2006 (T+5)
Payment Dates:	Interest on the Notes will be payable quarterly in arrears on the 27th day of March, June, September, and December of each year, commencing March 27, 2007.
Day Count Convention:	30 / 360
Optional Redemption:	On or after December 27, 2011, the Issuer may redeem the Notes in whole at any time, or in part from time to time, at a redemption price equal to par plus accrued interest.
Net Proceeds to Issuer:	$121,062,500
CUSIP Number:	G72457 11 5
Joint Book Runners:	Wachovia Capital Markets, LLC Morgan Stanley & Co. Incorporated Lehman Brothers Inc.
Co-Manager:	Banc of America Securities LLC
Listing:	New York Stock Exchange

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively Wachovia Capital Markets, LLC, Morgan Stanley & Co. Incorporated, and/or Lehman Brothers Inc. will arrange to send you the prospectus if you request it by calling Wachovia Capital Markets, LLC toll-free at 1-866-289-1262, Morgan Stanley & Co. Incorporated toll-free at 1-800-584-6837 or Lehman Brothers Inc. toll-free at 1-888-603-5847.